UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2021

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter 2021 Results,” dated August 5, 2021.

Exhibit

99.1	Press Release dated August 5, 2021

Textainer Group Holdings Limited

Reports Second-Quarter 2021 Results

HAMILTON, Bermuda – (PRNewswire) – August 5, 2021 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the second-quarter ended June 30, 2021.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q2 2021	Q1 2021	Q2 2020
Lease rental income	$187,434	$169,244	$144,774
Gain on sale of owned fleet containers, net	$18,836	$12,358	$5,640
Income from operations	$110,007	$92,101	$49,265
Net income attributable to common shareholders	$73,795	$62,050	$15,989
Net income attributable to common shareholders per diluted common share	$1.45	$1.22	$0.30
Adjusted net income (1)	$75,204	$59,152	$14,794
Adjusted net income per diluted common share (1)	$1.48	$1.16	$0.28
Adjusted EBITDA (1)	$178,448	$153,110	$109,977
Average fleet utilization (2)	99.8%	99.6%	95.4%
Total fleet size at end of period (TEU) (3)	4,101,575	3,961,491	3,458,080
Owned percentage of total fleet at end of period	90.6%	90.2%	86.1%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale units and manufactured for us but have not yet been delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ slightly from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $73.8 million for the second quarter or $1.45 per diluted common share, as compared to $62.1 million, or $1.22 per diluted common share in the first quarter of 2021;
•	Adjusted net income of $75.2 million for the second quarter, or $1.48 per diluted common share, as compared to $59.2 million, or $1.16 per diluted common share in the first quarter of 2021;
•	Adjusted EBITDA of $178.4 million for the second quarter, as compared to $153.1 million in the first quarter of 2021;
•	Average and ending utilization rate for the second quarter of 99.8%;
•

Invested $501 million in containers delivered during the second quarter, for a total $1.1 billion delivered through the first six months of the year, virtually all of which are currently on lease with tenors in excess of 12 years;

•

Repurchased 615,680 shares of common stock at an average price of $29.84 per share during the second quarter under the share repurchase program. As of the end of the second quarter, the remaining authority under the share repurchase program totaled $44.1 million;

•

Priced $600 million of fixed-rate asset backed notes on August 3, 2021 with a blended interest rate of 1.99% and 11-year tenor. The issuance is expected to close on August 11, 2021 and the resulting proceeds will be used to pay down other debt facilities and create additional borrowing capacity for future container investments; and

•

Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7% Series A cumulative redeemable perpetual preference shares, payable on September 15, 2021, to holders of record as of August 31, 2021.

“We are pleased to deliver another quarter of strong results with outstanding performance across all of our key operating metrics.  For the quarter, lease rental income increased 11% to $187 million, primarily driven by organic fleet growth in a very strong demand environment.  Adjusted EBITDA increased 17% to $178 million, reflecting the benefits from our ongoing cost optimization initiatives as well as the favorable lease and resale environment.  Adjusted net income increased 27% to $75 million, or $1.48 per diluted share, which represents an annualized adjusted ROE of 22%,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Year-over-year, our on-hire fleet growth is nearly 30%. I am very proud of this strong execution across the organization as we continue to grow organically and improve profitability and returns, through our disciplined investments, focus on cost controls, and further optimization of our capital structure.  We remain committed to enhancing our financial performance and delivering long-term value to our shareholders.”

“The market environment remains very favorable, as high trade volumes coupled with logistical disruptions continue to support elevated levels of container demand.  During the second quarter, we added $501 million of containers into our fleet, for a total of approximately $1.1 billion during the first half of the year, which built on the high level of capex already deployed in the second half of 2020.   Given the strong market conditions, we have placed additional orders for over $600 million of containers for delivery during the third quarter, with a focus on higher profitability and committed leases offering long tenors. As of the end of the second quarter, our fleet utilization had increased to 99.8% and our entire lease portfolio reached an average remaining tenor of almost 6 years.”

“During the year, we have strengthened our financial position through the continued optimization of our debt financing. As of the end of the quarter, our effective interest rate was 2.70% and 87% of our debt was fixed-rate with an average remaining tenor of almost 7 years. Combined with the extended remaining tenor of our lease portfolio, we have effectively locked in attractive long-term lease profit margins.  Our strong cash flow generation and capital optimization initiatives have facilitated our accretive container investments as well as our ongoing share repurchase program, where we repurchased approximately 616,000 shares in the second quarter bringing the total shares repurchased to over 1.1 million in the first half of the year.”

“As we look out to the second half of the year, we remain confident in the strength of the underlying business fundamentals, and we believe our business is well-positioned to sustain the positive momentum.  The current market environment remains very favorable, and we expect container demand to remain elevated through the rest of the year.  We are heading into the traditional peak season with retail inventory levels still relatively low in the U.S., and we see a similar wave of demand building in Europe.  We expect cargo volumes to remain strong through the 2022 Lunar New Year, despite the potential shift in spending to travel and services related to a COVID re-opening and recovery.  We expect container prices to remain high, as manufacturers maintain their discipline, and we expect shipping lines to continue to benefit from the current favorable market conditions,” concluded Ghesquiere.

Second-Quarter Results

Lease rental income increased $18.2 million from the first quarter of 2021 due to an increase in fleet size, utilization and average rental rate, and a $5.9 million settlement received from a previously insolvent customer related to unrecognized lease rental income from prior periods.

Trading container margin increased $2.1 million from the first quarter of 2021, due to an increase in per unit margin.

Gain on sale of owned fleet containers, net increased $6.5 million from the first quarter of 2021, due to an increase in the average gain per container sold and in the number of containers sold.

Direct container expense – owned fleet decreased $1.0 million from the first quarter of 2021, which includes lower storage costs and maintenance and handling expense resulting from higher utilization.

Depreciation expense increased $4.2 million from the first quarter of 2021, primarily due to an increase in fleet size.

Interest expense increased $1.0 million compared to the first quarter of 2021, due to a higher average debt balance, partially offset by a decrease in our average effective interest rate.

Write off of unamortized deferred debt issuance costs and bond discounts amounted to $2.9 million in the quarter resulting from the early redemption of higher-priced fixed-rate asset backed notes with proceeds from lower-priced notes.

Conference Call and Webcast

A conference call to discuss the financial results for the second quarter 2021 will be held at 5:00 pm Eastern Time on Thursday, August 5, 2021. The dial-in number for the conference call is 1-866-269-4266 (U.S. & Canada) and 1-323-347-3282 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 4.1 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) we have effectively locked in attractive long-term lease profit margins; (ii) we believe our business is well-positioned to sustain the positive momentum; (iii) we expect cargo volumes to remain strong through the 2022 Lunar New Year, despite the potential shift in spending to travel and services related to a COVID re-opening and recovery; (iv) we expect container prices to remain high and we expect shipping lines to continue to benefit from the current favorable market conditions; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues:
Lease rental income - owned fleet	$172,448	$128,648	$326,871	$258,720
Lease rental income - managed fleet	14,986	16,126	29,807	31,532
Lease rental income	187,434	144,774	356,678	290,252

Management fees - non-leasing	1,112	544	2,148	2,028

Trading container sales proceeds	8,730	7,427	16,341	17,012
Cost of trading containers sold	(4,499)	(6,856)	(9,944)	(15,792)
Trading container margin	4,231	571	6,397	1,220

Gain on sale of owned fleet containers, net	18,836	5,640	31,194	11,434

Operating expenses:
Direct container expense - owned fleet	5,787	15,248	12,584	28,512
Distribution expense to managed fleet container investors	13,524	14,692	27,019	28,855
Depreciation expense	70,015	63,848	135,821	130,682
Amortization expense	688	557	1,488	1,121
General and administrative expense	10,820	9,866	21,720	20,004
Bad debt (recovery) expense, net	(83)	(276)	(1,210)	1,769
Container lessee default expense (recovery), net	855	(1,671)	(3,113)	(1,683)
Total operating expenses	101,606	102,264	194,309	209,260
Income from operations	110,007	49,265	202,108	95,674
Other (expense) income:
Interest expense	(30,147)	(30,022)	(59,253)	(66,134)
Write-off of unamortized debt issuance costs and bond discounts	(2,945)	—	(3,212)	(122)
Interest income	26	56	63	456
Realized loss on financial instruments, net	(2,448)	(3,267)	(5,404)	(4,793)
Unrealized gain (loss) on financial instruments, net	1,406	1,342	4,598	(13,595)
Other, net	25	(3)	140	(56)
Net other expense	(34,083)	(31,894)	(63,068)	(84,244)
Income before income taxes	75,924	17,371	139,040	11,430
Income tax benefit (expense)	117	(1,074)	(949)	(241)
Net income	76,041	16,297	138,091	11,189
Less: Dividends on preferred shares	2,246	—	2,246	—
Less: Net income (loss) attributable to the noncontrolling interest	—	308	—	(421)
Net income attributable to common shareholders	$73,795	$15,989	$135,845	$11,610
Net income attributable to common shareholders per share:
Basic	$1.48	$0.30	$2.72	$0.21
Diluted	$1.45	$0.30	$2.67	$0.21
Weighted average shares outstanding (in thousands):
Basic	49,855	53,715	50,002	55,084
Diluted	50,790	53,776	50,839	55,148

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$326,514	$131,018
Marketable securities	2,000	—
Accounts receivable, net of allowance of $1,811 and $2,663, respectively	127,245	108,578
Net investment in finance leases, net of allowance of $79 and $169, respectively	98,590	78,459
Container leaseback financing receivable, net of allowance of $37 and $98, respectively	28,916	27,076
Trading containers	1,803	9,375
Containers held for sale	7,768	15,629
Prepaid expenses and other current assets	13,202	13,713
Due from affiliates, net	2,227	1,509
Total current assets	608,265	385,357
Restricted cash	74,464	74,147
Marketable securities	3,210	—
Containers, net of accumulated depreciation of $1,729,312 and $1,619,591, respectively	4,581,096	4,125,052
Net investment in finance leases, net of allowance of $626 and $1,164 respectively	1,198,521	801,501
Container leaseback financing receivable, net of allowance of $95 and $326, respectively	327,791	336,792
Fixed assets, net of accumulated depreciation of $13,148 and $12,918, respectively	536	746
Intangible assets, net of accumulated amortization of $49,419 and $47,931, respectively	1,231	2,719
Derivative instruments	1,754	47
Deferred taxes	1,154	1,153
Other assets	14,165	13,862
Total assets	$6,812,187	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$23,205	$24,385
Container contracts payable	343,236	231,647
Other liabilities	3,983	2,288
Due to container investors, net	23,514	18,697
Debt, net of unamortized costs of $9,696 and $8,043, respectively	294,895	408,365
Total current liabilities	688,833	685,382
Debt, net of unamortized costs of $23,961 and $18,639, respectively	4,533,681	3,706,979
Derivative instruments	9,722	29,235
Income tax payable	10,304	10,047
Deferred taxes	7,559	6,491
Other liabilities	34,904	16,524
Total liabilities	5,285,003	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,040,649 shares issued and 49,633,619 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	590	587
Treasury shares, at cost, 9,407,030 and 8,245,130 shares, respectively	(115,432)	(86,239)
Additional paid-in capital	424,779	416,609
Accumulated other comprehensive loss	(7,431)	(9,744)
Retained earnings	1,074,678	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,527,184	1,259,608
Noncontrolling interest	—	27,110
Total equity	1,527,184	1,286,718
Total liabilities and equity	$6,812,187	$5,741,376

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	$138,091	$11,189
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	135,821	130,682
Bad debt (recovery) expense, net	(1,210)	1,769
Container recovery from lessee default, net	(5,753)	(1,558)
Unrealized (gain) loss on financial instruments, net	(4,598)	13,595
Amortization and write-off of unamortized debt issuance costs and accretion of bond discounts	7,788	4,210
Amortization of intangible assets	1,488	1,121
Gain on sale of owned fleet containers, net	(31,194)	(11,434)
Share-based compensation expense	2,716	2,145
Receipt of marketable securities on legal settlement	(5,789)	—
Changes in operating assets and liabilities	36,654	36,501
Total adjustments	135,923	177,031
Net cash provided by operating activities	274,014	188,220
Cash flows from investing activities:
Purchase of containers and fixed assets	(962,729)	(52,660)
Payment on container leaseback financing receivable	(6,425)	(9,919)
Proceeds from sale of containers and fixed assets	62,479	62,920
Receipt of principal payments on container leaseback financing receivable	15,278	10,310
Net cash (used in) provided by investing activities	(891,397)	10,651
Cash flows from financing activities:
Proceeds from debt	2,706,774	41,800
Principal payments on debt	(1,986,861)	(195,676)
Payment of debt issuance costs	(14,469)	(57)
Proceeds from container leaseback financing liability, net	11,534	—
Principal repayments on container leaseback financing liability, net	(227)	(12,682)
Issuance of preferred shares, net of underwriting discount	145,275	—
Purchase of treasury shares	(29,193)	(29,082)
Issuance of common shares upon exercise of share options	3,924	—
Dividends paid on preferred shares	(1,808)	—
Purchase of noncontrolling interest	(21,500)	—
Other	(212)	—
Net cash provided by (used in) financing activities	813,237	(195,697)
Effect of exchange rate changes	(41)	(102)
Net increase in cash, cash equivalents and restricted cash	195,813	3,072
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905
Cash, cash equivalents and restricted cash, end of the period	$400,978	$280,977

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding write-off of unamortized debt issuance costs and bond discounts, unrealized gain (loss) on derivative instruments and marketable securities and the related impacts on income taxes and non-controlling interest. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and six months ended June 30, 2021 and 2020 and for the three months ended March 31, 2021.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Six Months Ended,
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$73,795	$62,050	$15,989	$135,845	$11,610
Adjustments:
Write-off of unamortized debt issuance costs and bond discounts	2,945	267	—	3,212	122
Unrealized (gain) loss on financial instruments, net	(1,406)	(3,192)	(1,342)	(4,598)	13,595
Impact of reconciling items on income tax	(130)	27	13	(103)	(137)
Impact of reconciling items attributable to the noncontrolling interest	—	—	134	—	(694)
Adjusted net income	$75,204	$59,152	$14,794	$134,356	$24,496

Adjusted net income per diluted common share	$1.48	$1.16	$0.28	$2.64	$0.44

	Three Months Ended,			Six Months Ended,
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$73,795	$62,050	$15,989	$135,845	$11,610
Adjustments:
Interest income	(26)	(37)	(56)	(63)	(456)
Interest expense	30,147	29,106	30,022	59,253	66,134
Write-off of unamortized debt issuance costs and bond discounts	2,945	267	—	3,212	122
Realized loss on financial instruments, net	2,448	2,956	3,267	5,404	4,793
Unrealized (gain) loss on financial instruments, net	(1,406)	(3,192)	(1,342)	(4,598)	13,595
Income tax (benefit) expense	(117)	1,066	1,074	949	241
Net income (loss) attributable to the noncontrolling interest	—	—	308	—	(421)
Depreciation expense	70,015	65,806	63,848	135,821	130,682
Container recovery from lessee default, net	(41)	(5,712)	(1,557)	(5,753)	(1,558)
Amortization expense	688	800	557	1,488	1,121
Impact of reconciling items attributable to the noncontrolling interest	—	—	(2,133)	—	(5,447)
Adjusted EBITDA	$178,448	$153,110	$109,977	$331,558	$220,416

	Three Months Ended,			Six Months Ended,
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$73,795	$62,050	$15,989	$135,845	$11,610
Adjustments:
Container impairment (recovery)	254	(6,551)	1,197	(6,297)	5,783
Impact of reconciling items on income tax	(2)	61	(12)	59	(58)
Impact of reconciling items attributable to the noncontrolling interest	—	—	(43)	—	(158)
Headline earnings	$74,047	$55,560	$17,131	$129,607	$17,177

Headline earnings per basic common share	$1.49	$1.11	$0.32	$2.59	$0.31
Headline earnings per diluted common share	$1.46	$1.09	$0.32	$2.55	$0.31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2021

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer